                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                         For the month of November 2003



                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


            Form 20-F    X                      Form 40-F
                       -----                              -----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                 No    X
                 -----                              -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

         This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    BANCOLOMBIA S.A.
                                      (Registrant)






Date: November 7 , 2003             By /s/ JAIME ALBERTO VELASQUEZ B.
                                       Name: Jaime Alberto Velasquez B.
                                       Title: Vice President of Finance

                            [BANCOLOMBIA LETTERHEAD]


                         CONSOLIDATED FINANCIAL RESULTS
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2003

NOVEMBER 5, 2003. Medellin, Colombia - BANCOLOMBIA S.A. (NYSE: CIB) announced today the financial results for the quarter ended September 30, 2003. 1

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT                                      QUARTER                    GROWTH
                                                          -------
(Ps millions)                                      2Q 03            3Q 03          3Q 03/2Q 03
-------------                                      -----            -----          -----------
ASSETS
Loans, net ..................................    6,454,094        7,062,705             9.43%
Investment Securities, net ..................    4,152,619        4,316,902             3.96%
Other assets ................................    3,190,868        2,570,614           -19.44%
                                                ----------       ----------          -------
TOTAL ASSETS ................................   13,797,581       13,950,221             1.11%
                                                ==========       ==========          =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits ....................................    9,594,710        9,461,540            -1.39%
Other liabilities ...........................    2,722,686        2,938,474             7.93%
TOTAL LIABILITIES ...........................   12,317,396       12,400,014             0.67%
Shareholders' equity ........................    1,480,185        1,550,207             4.73%
                                                ----------       ----------          -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..   13,797,581       13,950,221             1.11%
                                                ==========       ==========          =======

Interest income .............................      393,039          352,351           -10.35%
Interest expense ............................      114,087          118,619             3.97%
NET INTEREST INCOME .........................      278,952          233,732           -16.21%
Net provisions ..............................      (61,425)         (45,693)          -25.61%
Other operating income ......................      123,092          136,891            11.21%
Other operating expense .....................     (195,297)        (200,970)            2.90%
Non-operating income, net ...................       (5,863)           8,319          -241.89%
Income tax expense ..........................      (16,680)         (13,875)          -16.82%
                                                ----------       ----------          -------
NET INCOME ..................................      122,779          118,404            -3.56%
                                                ==========       ==========          =======

--------
1 This report corresponds to the intermediate consolidated financial statements of BANCOLOMBIA and its affiliated companies, where it owns, directly or indirectly, 50% or more of the capital stock with right to voting. For this reason, the financial information contained herein is not comparable to BANCOLOMBIA's consolidated results (with its financial subsidiaries) previously released. This information has been prepared in accordance with generally accepted accounting principles in Colombia, and is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

ANY REFERENCE TO BANCOLOMBIA MUST BE UNDERSTOOD AS TO THE BANK AND ITS AFFILIATES, UNLESS OTHERWISE SPECIFIED.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements.

Exchange rate: September 30, 2003       TRM COP 2,889.39/USD       Average exchange rate Sep. 2003 2,840.08

                            [BANCOLOMBIA LETTERHEAD]


1.    HIGHLIGHTS:


  - BANCOLOMBIA's net income amounted to Ps 118.4 billion, or US$ 0.289 per ADS, during the quarter ended September 30, 2003, as compared to a net income of Ps 122.8 billion, or US$ 0.301 per ADS, for the quarter ended June 30, 2003.

  - Net interest margin decreased quarter over quarter to 8.2% from 9.9%. This decrease was the result of lower net interest income.

  -   BANCOLOMBIA's total net provisions decreased from Ps 61.4 billion to Ps
      45.7 billion quarter over quarter.

  - Total fees and income from services increased 15.6% quarter over quarter from Ps 81.2 billion to Ps 93.9 billion.

  - The Bank's gross loans increased 9.5% quarter over quarter from Ps 6,771.4 billion to Ps 7,414.8 billion.

  - BANCOLOMBIA's shareholders' equity increased 4.7% during the quarter ended September 30, 2003 as compared to the previous quarter.

  - BANCOLOMBIA's ratio of past due loans to total loans for the quarter ended September 30, 2003 decreased to 1.5% compared to 1.8% for the quarter ended June 30, 2003 and allowances for past due loans for the quarter ended September 30, 2003 increased to 324.6% compared to 264.9%, for the previous quarter.

  - The annualized ROAE (Return on average shareholders' equity) and ROAA (Return on average total assets) for the third quarter of 2003 were 33.8% and 3.6%, respectively.


2.    CONSOLIDATED BALANCE SHEET

2.1   ASSETS

      BANCOLOMBIA's total assets increased 1.1% over the quarter to Ps 13,950 billion as of September 30, 2003 from Ps 13,798 billion as of June 30, 2003. The increase in total assets was primarily due to a larger loan portfolio and higher volume of trading debt securities.

2.1.1 LOAN PORTFOLIO

      BANCOLOMBIA's gross loans totaled Ps 7,415 billion as of September 30, 2003, an increase of 9.5% from Ps 6,771 billion as of June 30, 2003.

      Total corporate loans increased 10.4% during the third quarter of 2003 from Ps 4,594 billion as of June 30, 2003, to Ps 5,072 billion as of September 30, 2003. This increase resulted from growth in

                            [BANCOLOMBIA LETTERHEAD]


      working capital loans, and loans funded by domestic development banks, which increased 11.7% and 11.2%, respectively. Total retail loans increased 7.5% from Ps 2,137 billion as of June 30, 2003 to Ps 2,297 billion as of September 30, 2003, with working capital loans, and personal loans, increasing the most.

      In addition, net lease increased 7% from Ps 439 billion to Ps 470 billion quarter over quarter.

LOAN PORTFOLIO                                        AS OF                                      GROWTH
                                                      -----                                      ------
(Ps millions)                      30-SEP-02        30-JUN-03        30-SEP-03        3Q 03/2Q 03      3Q 03/3Q 02
-------------                      ---------        ---------        ---------        -----------      -----------
CORPORATE
Working capital loans ..........   3,293,222        3,987,546        4,453,082            11.67%           35.22%
Loans funded by
  domestic development banks ...     363,609          384,138          427,178            11.20%           17.48%
Trade Financing ................     137,575          157,682          151,043            -4.21%            9.79%
Overdrafts .....................      29,877           58,123           33,826           -41.80%           13.22%
Credit Cards ...................       5,017            6,813            7,343             7.78%           46.36%
                                   ---------        ---------        ---------          -------          -------
TOTAL CORPORATE ................   3,829,300        4,594,302        5,072,472            10.41%           32.46%
                                   =========        =========        =========          =======          =======
RETAIL
Working capital loans ..........     979,794          775,193          842,020             8.62%          -14.06%
Personal loans .................     500,991          621,117          687,207            10.64%           37.17%
Loans funded by
  domestic development banks ...     261,736          307,304          333,839             8.63%           27.55%
Credit Cards ...................     229,249          288,823          281,585            -2.51%           22.83%
Overdrafts .....................     134,383          106,965          102,801            -3.89%          -23.50%
Automobile loans ...............      17,310           25,898           28,915            11.65%           67.04%
Trade Financing ................      58,445           11,346           20,911            84.30%          -64.22%
                                   ---------        ---------        ---------          -------          -------
TOTAL RETAIL ...................   2,181,908        2,136,646        2,297,278             7.52%            5.29%
MORTGAGE .......................      35,584           40,499           45,002            11.12%           26.47%
                                   ---------        ---------        ---------          -------          -------
TOTAL LOANS ....................   6,046,792        6,771,447        7,414,752             9.50%           22.62%
ALLOWANCE FOR LOAN LOSSES ......    (336,911)        (317,353)        (352,047)           10.93%            4.49%
                                   ---------        ---------        ---------          -------          -------
TOTAL LOANS, NET ...............   5,709,881        6,454,094        7,062,705             9.43%           23.69%
                                   =========        =========        =========          =======          =======

2.1.2 ASSET QUALITY

      As of September 30, 2003 the Bank's past due loans as a percentage of total loans were 1.5% as compared to 1.8% as of June 30, 2003. During the third quarter, BANCOLOMBIA had loan charge offs of Ps 38 million. During the nine months ended September 30, 2003, the Bank's charge offs totaled Ps 115,605 million as compared to Ps 46,777 million during the nine months ended September 30, 2002.

LOAN CLASSIFICATION                     AS OF 30-SEP-02             AS OF 30-JUN-03              AS OF 30-SEP-03
-------------------                     ---------------             ---------------              ---------------
(Ps millions)
"A" Normal ......................   4,939,231         81.7%      5,806,722         85.7%      6,579,476        88.7%
"B" Subnormal ...................     567,813          9.4%        526,778          7.8%        446,586         6.0%
"C" Deficient ...................      88,901          1.5%         71,389          1.1%         68,630         0.9%
"D" Doubtful recovery ...........     263,001          4.3%        273,872          4.0%        226,277         3.1%
"E" Unrecoverable ...............     187,846          3.1%         92,686          1.4%         93,783         1.3%
                                    ---------        -----       ---------        -----       ---------       -----
TOTAL ...........................   6,046,792          100%      6,771,447          100%      7,414,752         100%
                                    =========        =====       =========        =====       =========       =====
LOANS CLASSIFIED AS C, D AND E
AS A PERCENTAGE OF TOTAL LOANS ..         8.9%                         6.5%                         5.2%

                            [BANCOLOMBIA LETTERHEAD]


ASSET QUALITY                                                            AS OF                                  GROWTH
                                                                         -----
(Ps millions)                                         30-SEP-02        30-JUN-03        30-SEP-03      3Q 03/2Q 03   3Q 03/3Q 02
-------------                                         ---------        ---------        ---------      -----------   -----------
Total performing past due loans ..................       37,552           48,713           25,711        -47.22%       -31.53%
Total non-performing past due loans (1) ..........      222,065           73,315           84,304         14.99%       -62.04%
Total past due loans .............................      259,617          122,028          110,015         -9.84%       -57.62%
Allowance for loans and accrued interest losses ..      353,577          323,260          357,154         10.49%         1.01%
Past due loans to total loans ....................         4.29%            1.80%            1.48%
Non-performing loans to total loans ..............         3.67%            1.08%            1.14%
C, D, and E loans to total loans .................         8.93%            6.47%            5.24%
Allowances to past due loans (2) .................       136.19%          264.91%          324.64%
Allowances to C, D, and E loans (2) ..............        65.51%           73.81%           91.89%
Allowances to non-performing loans (2) ...........       159.22%          440.92%          423.65%
Allowances to total loans ........................         5.85%            4.77%            4.82%
Performing loans to total loans ..................        96.33%           98.92%           98.86%
                                                        -------          -------          -------

      (1) Before January 1, 2002, non-performing loans included commercial and consumer loans that were past due 90 days or more, and mortgage loans that were past due 120 days or more. Since January 1, 2002, non-performing loans comprise consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more.

      (2)   Allowance = allowance for loan and accrued interest losses.

2.2   LIABILITIES

      Total deposits decreased 1.4% over the quarter, from Ps 9,595 billion as of June 30, 2003, to Ps 9,461.5 billion as of September 30, 2003. During the third quarter of 2003, BANCOLOMBIA's funding mix improved as a result of a 5.4% increase in non-interest bearing deposits while interest-bearing deposits decreased 2.9%. The growth in non-interest bearing checking accounts was the result of seasonality, which tends to reach its highest level near the end of the year.

                                           AS OF
                                           -----
FUNDING MIX COMPOSITION     30-SEP-02    30-JUN-03    30-SEP-03
-----------------------     ---------    ---------    ---------
NON-INTEREST BEARING .....    18.87%       18.25%       19.50%
Checking accounts ........    17.63%       16.73%       17.85%
Other ....................     1.24%        1.52%        1.64%
                             ------       ------       ------
INTEREST BEARING .........    81.13%       81.75%       80.50%
Checking accounts ........     8.50%       11.79%       10.63%
Time deposits ............    42.42%       44.04%       44.00%
Savings deposits .........    30.21%       25.92%       25.87%
                             ------       ------       ------
TOTAL DEPOSITS ...........   100.00%      100.00%      100.00%
                             ------       ------       ------

2.3   SHAREHOLDERS' EQUITY

      BANCOLOMBIA's shareholders' equity totaled Ps 1,550 billion during the third quarter. As of September 30, 2003, the Bank's consolidated ratio of technical capital to risk-weighted assets was 13.6%. Unrealized gains on investment debt securities totaled Ps 97.2 billion as of September 30, 2003.

                            [BANCOLOMBIA LETTERHEAD]


TECHNICAL EQUITY RISK WEIGHTED ASSETS                        AS OF
                                                             -----
Consolidated (Ps millions)                 30-SEP-02       30-JUN-03       30-SEP-03
--------------------------                 ---------       ---------       ---------
Basic capital ..........................     731,660         969,178       1,079,512
Additional capital .....................     135,098         275,264         255,796
Technical capital (1) ..................     866,758       1,244,442       1,335,308
                                             -------       ---------       ---------
CAPITAL ADEQUACY (2) ...................       10.07%          12.64%          13.63%
                                             -------       ---------       ---------

            (1) Technical capital is the sum of basic capital and additional capital.

            (2)   Capital Adequacy = Technical capital / risk weighted assets


3.    INCOME STATEMENT

      BANCOLOMBIA's net income amounted to Ps 118.4 billion during the quarter ended September 30, 2003, as compared to net income of Ps 122.8 billion for the quarter ended June 30, 2003. This decrease during the third quarter of 2003 was mainly due to lower net interest income and higher operating expenses.

3.1   NET INTEREST INCOME

      Net interest income decreased 16.2% to Ps 233.7 billion for the quarter ended September 30, 2003, compared to net interest income of Ps 279.0 billion for the quarter ended June 30, 2003. However, net interest income as of September 30, 2003 increased 62.0% to Ps 741.3 billion from Ps 458.8 billion as of September 30, 2002.

      Total interest income decreased 10.4% over the quarter as a result of lower interest on investment securities, which decreased 27.9% as a result of lower valuation. Total interest expense increased 4% as a result of interest paid on overnight funds, which showed a high average volume during the quarter.


3.2   PROVISIONS

      Total net provisions for the third quarter of 2003 amounted to Ps 46 billion, decreasing 25.6% as compared to the previous quarter.

3.3   FEES AND INCOME FROM SERVICES

      Total fees and income from services totaled Ps 93.9 billion during the third quarter of 2003, increasing 15.6% from Ps 81.2 billion for the quarter ended June 30, 2003, with commissions from banking services, credit card merchant fees, and international operations, increasing the most.

                            [BANCOLOMBIA LETTERHEAD]


      BANCOLOMBIA's accumulated unconsolidated credit card billing increased 33.1% over the twelve-months ended September 30, 2003, resulting in a 17% market share of the Colombian credit card business. In addition, the Bank's unconsolidated number of outstanding credit cards increased 22.1% year over year, resulting in a 13.2% market share. (Source: Credibanco, American Express and Red Multicolor).

ACCUMULATED CREDIT CARD BILLING                                           %           2003
(As of September 30, in Ps million)         2002           2003         Growth      Mkt. Share
-----------------------------------         ----           ----         ------      ----------
Bancolombia Mastercard ...............     518,797        568,877         9.7%         9.7%
Bancolombia VISA .....................     241,601        284,440        17.7%         4.8%
Bancolombia American Express .........          --        158,833          --          2.7%
Total Bancolombia ....................     760,398      1,012,150        33.1%        17.2%
                                         ---------      ---------        ----         ----
Colombian credit card industry .......   4,794,988      5,868,593        22.4%
                                         ---------      ---------        ----

Source: Credibanco, American Express and Red Multicolor

CREDIT CARD MARKET SHARE                                                         %           2003
Number of credit cards as of September 30,         2002          2003         Growth      Mkt. Share
------------------------------------------         ----          ----         ------      ----------
Bancolombia Mastercard ......................     159,506        157,761        -1.1%         6.6%
Bancolombia VISA ............................      97,546        107,401        10.1%         4.5%
Bancolombia American Express ................          --         48,573          --          2.0%
Total Bancolombia ...........................     257,052        313,735        22.1%        13.2%
                                                ---------      ---------        ----         ----
Colombian credit card industry ..............   2,175,607      2,381,829         9.5%
                                                ---------      ---------        ----

Source: Credibanco, American Express and Red Multicolor.


3.4   OPERATING EXPENSES

      Operating expenses increased 3% quarter over quarter totaling Ps 195 billion during the quarter ended September 30, 2003. This increase in operating expenses was due to non-recurrent items. As a consequence, BANCOLOMBIA's efficiency ratio reached 54.2% for the quarter ended September 30, 2003.

3.5   OTHER OPERATING INCOME

      Total other operating income totaled Ps 43.0 billion during the third quarter increasing 2.7% from Ps 41.9 billion during the previous quarter. During the third quarter, CONAVI paid dividends of Ps 19.5 billion. Income from the foreign exchange business (spot and forward contracts) decreased 63.4% to Ps 6,394 million as of September 30, 2003 from Ps 17,465 million as of June 30, 2003.

4.    SUBSIDIARIES

      BANCOLOMBIA PANAMA AND ITS SUBSIDIARIES

      The following table is expressed in US dollars.

                            [BANCOLOMBIA LETTERHEAD]


BANCOLOMBIA PANAMA
BALANCE SHEET AND
INCOME STATEMENT                                               QUARTER                      GROWTH
(US$)                                                2Q 03                3Q 03           3Q 03/2Q 03
-----                                                -----                -----           -----------
ASSETS
Loans, net ...................................     447,024,394          558,218,195           24.87%
Investment securities, net ...................     449,454,713          450,850,332            0.31%
Overnight funds sold .........................     273,593,548           79,269,989          -71.03%
Leases, net ..................................      46,991,662           44,749,940           -4.77%
Other assets .................................      23,036,134           33,426,209           45.10%
                                                 -------------        -------------         -------
TOTAL ASSETS .................................   1,240,100,451        1,166,514,665           -5.93%
                                                 =============        =============         =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits .....................................   1,091,549,246          979,666,689          -10.25%
Other liabilities ............................      13,305,732           48,363,507          263.48%
TOTAL LIABILITIES ............................   1,104,854,978        1,028,030,196           -6.95%
Shareholders' equity .........................     135,245,473          138,484,469            2.39%
                                                 -------------        -------------         -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...   1,240,100,451        1,166,514,665           -5.93%
                                                 =============        =============         =======

Interest income ..............................      21,778,032           18,617,466          -14.51%
Interest expense .............................      (5,547,066)          (4,837,249)         -12.80%
NET INTEREST INCOME ..........................      16,230,966           13,780,217          -15.10%
Net provisions ...............................      (4,973,281)          (3,295,903)         -33.73%
Other operating income .......................       1,245,421              911,076          -26.85%
Other operating expense ......................        (816,593)            (665,732)         -18.47%
                                                 -------------        -------------         -------
NET INCOME ...................................      11,686,513           10,729,658           -8.19%
                                                 =============        =============         =======

      BANCOLOMBIA Panama's total assets decreased 5.9% over the quarter to US$1,167 million as of September 30, 2003 from US$1,240 million as of June 30, 2003. The decrease in total assets was driven by a decrease in overnight funds sold as a result of lower short-term deposits.

      BANCOLOMBIA Panama's shareholders' equity increased 2.4% over the quarter from US$135 million as of June 30, 2003, to US$138 million as of September 30, 2003. Unrealized gains on investment securities totaled US$25 million as of September 30, 2003, down 24.2% from US$33 million as of June 30, 2003.

      BANCOLOMBIA Panama reported net income of US$10.7 million during the quarter ended September 30, 2003 as compared to a net income of US$11.7 million for the quarter ended June 30, 2003, mainly due to lower net interest income resulting from the average volume of overnight funds sold and its low yield.

                            [BANCOLOMBIA LETTERHEAD]


5.    CORPORATE RISK MAP

      Following the decisions of its leaders and through its Risk Vice Presidency, BANCOLOMBIA has set forth procedures that will integrate the risk concept into the strategic decision-making process.

      In order to integrate risk analysis into BANCOLOMBIA's strategic planning process, the development of the Corporate Risk Map was initiated. This map assists in the identification of risks that would hinder or prevent BANCOLOMBIA from meeting its business objectives and facilitates the analysis and implementation of strategies to mitigate such risks.

      The Corporate Risk Map is considered the main tool used by leading entities to:

      -     Identify the organization's risk profile;

      -     Identify the risks inherent in every new or existing business;

      - Analyze the effectiveness and cost benefit ratio of the existing mitigation strategies;

      -     Select businesses based on their returns and their risks.

      Given that one of the BANCOLOMBIA's main challenges is growth, which could lead to the penetration of new segments and businesses in which it lacks former experience, it is necessary that these initiatives analyze the risk-return ratio from the very beginning.

      Consequently, the Bank's senior management and its affiliates are currently developing this Corporate Risk Map, which will enable us to obtain benefits by establishing an adequate balance of the assumed risk and the expected return, in such a way that it ensures the creation of shareholder value.


6.    RECOGNITIONS AND OTHER DEVELOPMENTS

      - In September 2003, BANCOLOMBIA was named for the second consecutive year as Bank of the Year in Colombia by the magazine The Banker.

      - Last September, BANCOLOMBIA received from American Express, the international distinction "Exceptional Marketing Award" in recognition of BANCOLOMBIA's integral strategy in launching the AMERICAN EXPRESS Card.

      - On November 1st, 2003, BANCOLOMBIA signed a collective bargaining agreement with the labor union, Sintrabancol, and the industry union, Uneb. This agreement will be effective from November 2003 until October 2005.

                            [BANCOLOMBIA LETTERHEAD]


PRINCIPAL RATIOS                                                  QUARTERS
                                                                  --------
                                                       3Q 02       2Q 03       3Q 03
                                                       -----       -----       -----
PROFITABILITY
Net interest margin (1) ............................    6.11%       9.92%       8.19%
Return on average total assets (2) .................    1.76%       3.77%       3.60%
Return on average shareholders' equity (3) .........   19.72%      36.63%      33.80%

EFFICIENCY
Operating expenses to net operating income (4) .....   70.68%      48.58%      54.22%
Operating expenses to average total assets (4) .....    6.40%       6.00%       6.11%

CAPITAL ADEQUACY
Shareholders' equity to total assets ...............    8.14%      10.73%      11.11%
Technical capital to risk weighted assets ..........   10.07%      12.64%      13.63%

      (1) Defined as Net Interest Income divided by monthly average interest-earning assets.

      (2)   Net income divided by monthly average total assets.

      (3)   Net income divided by monthly average shareholders' equity.

      (4) Operating income includes net interest income, total fees and income from services, and total other operating income. The efficiency ratios contained herein are not comparable to those previously released by BANCOLOMBIA because merger expenses have been included as operating expenses.


STOCK INDICATORS                                          QUARTERS
                                                          --------
                                     3Q 02                 2Q 03                 3Q 03
                                     -----                 -----                 -----
Net Income (Ps millions) ......        48,260               122,779               118,404
USD Earnings per ADS ..........         0.122                 0.301                 0.289
ROAA ..........................          1.76%                 3.77%                 3.60%
ROAE ..........................         19.72%                36.63%                33.80%
P/BV ADS (1) ..................          0.55                  1.36                  1.28
P/BV Local (2) (3) ............          1.01                  1.36                  1.35
Shares Outstanding ............   576,695,395           576,695,395           576,695,395

      (1)   Defined as ADS price divided by ADS book value.

      (2)   Defined as Share price divided by share book value.

      (3)   Share prices on the Colombian Stock Exchange

                            [BANCOLOMBIA LETTERHEAD]


CONSOLIDATED BALANCE SHEET                                                AS OF                                    GROWTH
                                                                          -----                                    ------
(Ps millions)                                         30-SEP-02         30-JUN-03         30-SEP-03      3Q 03/2Q 03    3Q 03/3Q 02
-------------                                         ---------         ---------         ---------      -----------    -----------
ASSETS
Cash and due from banks ..........................      579,774           691,319           647,289           -6.37%          11.65%
Overnight funds sold .............................       96,667           833,654           237,090          -71.56%         145.26%
TOTAL CASH AND EQUIVALENTS .......................      676,441         1,524,973           884,379          -42.01%          30.74%
                                                     ----------        ----------        ----------        --------        --------
DEBT SECURITIES ..................................    3,843,688         4,002,565         4,172,574            4.25%           8.56%
Trading ..........................................    1,720,477         1,413,992         1,632,419           15.45%          -5.12%
Available for Sale ...............................    1,525,533         1,835,468         1,809,865           -1.39%          18.64%
Held to Maturity .................................      597,678           753,105           730,290           -3.03%          22.19%
EQUITY SECURITIES ................................      361,604           243,259           241,050           -0.91%         -33.34%
Trading ..........................................      148,161            18,507            12,033          -34.98%         -91.88%
Available for Sale ...............................      213,443           224,752           229,017            1.90%           7.30%
Market value allowance ...........................      (64,211)          (93,205)          (96,722)           3.77%          50.63%
NET INVESTMENT SECURITIES ........................    4,141,081         4,152,619         4,316,902            3.96%           4.25%
                                                     ----------        ----------        ----------        --------        --------
Gross Loans ......................................    6,046,792         6,771,447         7,414,752            9.50%          22.62%
Allowance for loan losses ........................     (336,911)         (317,353)         (352,047)          10.93%           4.49%
NET TOTAL LOANS ..................................    5,709,881         6,454,094         7,062,705            9.43%          23.69%
                                                     ----------        ----------        ----------        --------        --------
Accrued interest receivable on loans .............      100,523            93,979            85,383           -9.15%         -15.06%
Allowance for accrued interest losses ............      (16,666)           (5,907)           (5,107)         -13.54%         -69.36%
NET TOTAL INTEREST ACCRUED .......................       83,857            88,072            80,276           -8.85%          -4.27%
                                                     ----------        ----------        ----------        --------        --------
Customers' acceptances and derivatives ...........        1,225            75,240            23,332          -68.99%        1804.65%
Net accounts receivable ..........................      119,620           127,376           187,061           46.86%          56.38%
Net premises and equipment .......................      266,686           317,073           332,810            4.96%          24.79%
Foreclosed assets ................................       50,582            39,064            32,305          -17.30%         -36.13%
Prepaid expenses and deferred charges ............       71,430            36,690            36,922            0.63%         -48.31%
Good will ........................................      124,566           107,580           101,918           -5.26%         -18.18%
Net lease ........................................      305,294           438,959           469,522            6.96%          53.79%
Other ............................................      189,350           166,903           165,060           -1.10%         -12.83%
Reappraisal of assets ............................      235,340           268,938           257,029           -4.43%           9.22%
                                                     ----------        ----------        ----------        --------        --------
TOTAL ASSETS .....................................   11,975,353        13,797,581        13,950,221            1.11%          16.49%
                                                     ==========        ==========        ==========        ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING .............................    1,563,070         1,751,090         1,844,726            5.35%          18.02%
Checking accounts ................................    1,460,549         1,605,330         1,689,342            5.23%          15.66%
Other ............................................      102,521           145,760           155,384            6.60%          51.56%
                                                     ----------        ----------        ----------        --------        --------
INTEREST BEARING .................................    6,719,114         7,843,620         7,616,814           -2.89%          13.36%
Checking accounts ................................      703,880         1,131,381         1,005,903          -11.09%          42.91%
Time deposits ....................................    3,513,249         4,225,196         4,163,304           -1.46%          18.50%
Savings deposits .................................    2,501,985         2,487,043         2,447,607           -1.59%          -2.17%
                                                     ----------        ----------        ----------        --------        --------
TOTAL DEPOSITS ...................................    8,282,184         9,594,710         9,461,540           -1.39%          14.24%
Overnight funds ..................................      713,568           965,196           932,108           -3.43%          30.63%
Bank acceptances outstanding .....................       31,686            31,767            28,383          -10.65%         -10.42%
Interbank borrowings .............................      594,810           179,579           380,167          111.70%         -36.09%
Borrowings from domestic development banks .......      537,882           634,238           686,452            8.23%          27.62%
Accounts payable .................................      502,282           541,581           503,837           -6.97%           0.31%
Other liabilities ................................      152,934           131,105           133,571            1.88%         -12.66%
Bonds ............................................       37,221            62,742            64,785            3.26%          74.05%
Accrued expenses .................................       99,663           131,899           168,752           27.94%          69.32%
Minority interest in consolidated subsidiaries ...       48,116            44,579            40,419           -9.33%         -16.00%
                                                     ----------        ----------        ----------        --------        --------
TOTAL LIABILITIES ................................   11,000,346        12,317,396        12,400,014            0.67%          12.72%
                                                     ==========        ==========        ==========        ========        ========
Shareholders' equity .............................      975,007         1,480,185         1,550,207            4.73%          58.99%
                                                     ----------        ----------        ----------        --------        --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .......   11,975,353        13,797,581        13,950,221            1.11%          16.49%
                                                     ==========        ==========        ==========        ========        ========

                            [BANCOLOMBIA LETTERHEAD]


CONSOLIDATED INCOME STATEMENT                                 AS OF                    QUARTER                       GROWTH
-----------------------------                                 -----                    -------                       ------
(Ps Millions)                                           SEP-02     SEP-03     3Q 02     2Q 03     3Q 03    3Q 03/2Q 03   3Q 03/3Q 02
-------------                                           ------     ------     -----     -----     -----    -----------   -----------
INTEREST INCOME AND EXPENSES
Interest on loans .................................    550,078     611,862   176,917   210,998   213,604       1.24%         20.74%
Interest on investment securities .................    232,640     415,632    63,018   163,734   118,098     -27.87%         87.40%
Overnight funds sold and other interest ...........      5,384      14,433       178     5,161     5,725      10.93%       3116.29%
Leasing ...........................................     28,653      40,071     9,385    13,146    14,924      13.53%         59.02%
TOTAL INTEREST INCOME .............................    816,755   1,081,998   249,498   393,039   352,351     -10.35%         41.22%
                                                       -------   ---------   -------   -------   -------    --------       -- -----
Interest expense
Checking accounts .................................      9,482       8,507     3,293     3,074     2,487     -19.10%        -24.48%
Time deposits .....................................    205,896     171,767    59,777    57,500    59,173       2.91%         -1.01%
Savings deposits ..................................     80,092      85,410    25,631    29,906    28,211      -5.67%         10.07%
TOTAL INTEREST ON DEPOSITS ........................    295,470     265,684    88,701    90,480    89,871      -0.67%          1.32%
                                                       -------   ---------   -------   -------   -------    --------       -- -----
Interbank borrowings ..............................      8,409       3,550     3,505       691     1,175      70.04%        -66.48%
Borrowings from domestic development banks ........     35,204      42,301    11,560    14,152    14,816       4.69%         28.17%
Overnight funds and other interest ................     18,896      29,097     4,842     8,764    12,757      45.56%        163.47%
TOTAL INTEREST EXPENSE ............................    357,979     340,632   108,608   114,087   118,619       3.97%          9.22%
                                                       -------   ---------   -------   -------   -------    --------       -- -----
NET INTEREST INCOME ...............................    458,776     741,366   140,890   278,952   233,732     -16.21%         65.90%
Provision for loan and accrued interest losses, net    (90,417)   (122,282)  (17,555)  (43,038)  (36,784)    -14.53%        109.54%
Recovery of charged-off loans .....................     20,232      23,148     8,612    12,022     6,737     -43.96%        -21.77%
Provision for foreclosed assets and other assets ..    (57,290)    (72,443)  (19,096)  (33,003)  (17,381)    -47.34%         -8.98%
Recovery of provisions for foreclosed assets and
  other assets ....................................     24,346       5,059     4,707     2,594     1,735     -33.11%        -63.14%
                                                       -------   ---------   -------   -------   -------    --------       -- -----
TOTAL NET PROVISIONS ..............................   (103,129)   (166,518)  (23,332)  (61,425)  (45,693)    -25.61%         95.84%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES .......................    355,647     574,848   117,558   217,527   188,039     -13.56%         59.95%
                                                       -------   ---------   -------   -------   -------    --------       -- -----
Commissions from banking services .................     81,503     101,889    30,470    29,955    40,848      36.36%         34.06%
Credit card merchant fees .........................     31,039      41,219    11,198    13,673    15,536      13.63%         38.74%
Credit and debit card annual fees .................     36,422      43,126    12,555    14,853    14,926       0.49%         18.88%
Checking fees .....................................     30,557      37,629    10,353    13,683    12,903      -5.70%         24.63%
Warehouse services ................................     28,963      31,909     9,049    11,429    10,832      -5.22%         19.70%
Commissions-fees from fiduciary activities ........     25,581      27,971     8,257    10,252     9,643      -5.94%         16.79%
Check remittance ..................................     15,123      15,667     4,985     5,121     5,208       1.70%          4.47%
International operations ..........................     15,939      19,668     6,166     6,259     7,260      15.99%         17.74%
TOTAL FEES AND OTHER SERVICE INCOME ...............    265,127     319,078    93,033   105,225   117,156      11.34%         25.93%
                                                       -------   ---------   -------   -------   -------    --------       -- -----
Fees and other service expenses ...................    (40,614)    (63,535)  (15,096)  (23,995)  (23,255)     -3.08%         54.05%
TOTAL FEES AND INCOME FROM SERVICES ...............    224,513     255,543    77,937    81,230    93,901      15.60%         20.48%
                                                       -------   ---------   -------   -------   -------    --------       -- -----
OTHER OPERATING INCOME
Net foreign exchange gains ........................     72,731      11,808    39,212   (35,952)   39,210    -209.06%         -0.01%
Dividend income ...................................     15,769      30,255    10,024     1,257    19,466    1448.61%         94.19%
Forward contracts in foreign currency .............    (40,745)     22,014   (33,265)   53,417   (32,816)   -161.43%         -1.35%
Revenues from commercial subsidiaries .............     32,989      53,059    11,226    21,403    16,956     -20.78%         51.04%
Communication, postage and others .................      5,729       5,217     1,621     1,737       174     -89.98%        -89.27%
TOTAL OTHER OPERATING INCOME ......................     86,473     122,353    28,818    41,862    42,990       2.69%         49.18%
                                                       -------   ---------   -------   -------   -------    --------       -- -----
TOTAL INCOME ......................................    666,633     952,744   224,313   340,619   324,930      -4.61%         44.86%
OPERATING EXPENSES
Salaries and employee benefits ....................    215,083     244,623    72,657    84,567    82,510      -2.43%         13.56%
Compensation ......................................     18,495      19,213     6,537     6,723     5,151     -23.38%        -21.20%
Administrative and other expenses .................    244,639     279,832    86,993    88,803    96,978       9.21%         11.48%
Donation expenses .................................        408         462        12        14       437    3021.43%       3541.67%
Depreciation ......................................     25,406      28,345     8,836     9,528    10,232       7.39%         15.80%
TOTAL OPERATING EXPENSES ..........................    504,031     572,475   175,035   189,635   195,308       2.99%         11.58%
                                                       -------   ---------   -------   -------   -------    --------       -- -----
NET OPERATING INCOME ..............................    162,602     380,269    49,278   150,984   129,622     -14.15%        163.04%
Merger expenses ...................................     27,366      16,986     7,919     5,662     5,662       0.00%        -28.50%
NON-OPERATING INCOME (EXPENSE)
Other income ......................................     25,342      27,454     5,751     9,650    10,198       5.68%         77.33%
Minority interest .................................     14,755         538    16,601       706     1,271      80.03%        -92.34%
Recovery of deposit security ......................      2,421       1,912        --     1,912        --    -100.00%          0.00%
Other expense .....................................    (27,689)    (26,624)   (5,823)  (18,131)   (3,150)    -82.63%        -45.90%
TOTAL NON-OPERATING INCOME ........................     14,829       3,280    16,529    (5,863)    8,319    -241.89%        -49.67%
INCOME BEFORE INCOME TAXES ........................    150,065     366,563    57,888   139,459   132,279      -5.15%        128.51%
Income tax expense ................................    (30,284)    (43,527)   (9,628)  (16,680)  (13,875)    -16.82%         44.11%
                                                       -------   ---------   -------   -------   -------    --------       -- -----
NET INCOME ........................................    119,781     323,036    48,260   122,779   118,404      -3.56%        145.35%
                                                       =======   =========   =======   =======   =======    ========       == =====